FORM 6 - K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of July 2005

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes                      No      X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report contains a press release issued by the registrant on July 27, 2005.

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

For Immediate Release

CANTV ANNOUNCES DECISION OF SOCIAL

CHAMBER OF SUPREME COURT REGARDING

ADJUSTMENT OF PENSIONS

Caracas, Venezuela (July 27, 2005) – Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) (NYSE: VNT) announced that yesterday, July 26, 2005, it received the decision of the Social Chamber of the Supreme Court of Venezuela in the lawsuit brought by Federación Nacional de Jubilados y Pensionados de Teléfonos de Venezuela (“FETRAJUPTEL”) (the Venezuelan National Telephone Association of Retirees and Pensioners) regarding the adjustment of pensions of retirees of CANTV. The decision requires CANTV to index the pensions of all of its retirees.

CANTV is reviewing the economic impact of this decision. A preliminary evaluation indicates that the decision has a material impact on CANTV’s financial condition, including a significant impact on its shareholders’ equity.

CANTV believes that the decision exceeds the guidelines issued by the Constitutional Chamber of the Supreme Court issued January 25, 2005. CANTV is evaluating the legal alternatives it may have, including the ability to request the review of the decision by the Constitutional Chamber.

The Company

CANTV, a Venezuelan corporation, is the leading Venezuelan telecommunications services provider with approximately 3.1 million access lines in service, 3.1 million cellular subscribers and 363 thousand Internet subscribers as of December 31, 2004. The Company’s principal strategic shareholder is a wholly owned subsidiary of Verizon Communications Inc. with 28.5% of the capital stock. Other major shareholders include the Venezuelan Government with 6.6% of the capital stock (Class B Shares), employees, retirees and employee trusts which own 7.1% (Class C Shares) and Telefónica de España, S.A. with 6.9%. Public shareholders hold the remaining 50.9 % of the capital stock.

Forward Looking Statements

Statements in this press release that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in such statements due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its more recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forwardlooking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL
TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Armando Yañes
Armando Yañes
Chief Financial Officer

Date: July 27, 2005